

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via Email
Trevor P. Bond
Chief Executive Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

> **Re: W. P. Carey Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **Filed June 11, 2012**
> **File No. 333-180328**

Dear Mr. Bond:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

W.P. Carey's Reasons for the Merger and the REIT Conversation and the W.P. Carey Merger, page 65

1.   We are only able to locate the disclosure concerning expected AFFO per share increase as a reason put forth by the CPA 15 board and special committee in evaluating your response to comment 7. Please revise to clarify if W.P. Carey's board and special committee also concluded there would be an AFFO per share increase for the combined company and note the consideration of the possible dilutive effect. Also, please discuss the analysis that concludes that AFFO per share would increase due to the merger.

Lease Revenues, page 158

2.   We note your response to comment 14 and the revised disclosure on pages 158 and 159. You indicate that you did not enter into any "significant" new leases during the quarter ended March 31, 2012. Please revise to discuss leasing activity for the interim period of the six signed leases, similar to your disclosure for 2011 or advise.

Information About CPA 15, page 177

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

Adjusted Cash Flow from Operating Activities, page 229

3.   We note your response to prior comment 15. The composition of such adjustments used to determine Adjusted cash flow from operating activities ("ACFO") is not apparent from your financial statements. As such, please disclose a reconciliation of these amounts to amounts presented within the audited financial statements. If amounts are not easily determined from the financial statements, please disclose the usefulness of such adjustments in determining ACFO. Please also provide similarly updated disclosures within the section Information About W. P. Carey.

W.P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2

Unaudited Pro Forma Consolidated Balance Sheet, page F-5

4.   Please include reference to adjustment B(v) related to Prepaid and deferred rental income and security deposits to illustrate $4.0 million impact of liability for deferred rent applicable to this line item, or tell us why such adjustment no longer applies.

Corporate Property Associates 15 Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-107

Note 2. Summary of Significant Accounting Policies, page F-107

Out-of-Period Adjustments, page F-107

5.   Please provide to us a reconciliation of these amount presented in your materiality analysis with the amounts disclosed in the financial statements for each year presented.

6.   We note your response to prior comment 18. Please address the following:

- Clarify whether all below market leases are determined to contain "materially favorable renewal options;" and

- Provide a robust discussion to detail all factors considered by management in determining when a renewal option is materially favorable, as you indicate management currently does not factor historical renewal rates into such consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Trevor P. Bond, Chief Executive Officer
W. P. Carey Inc.
June 22, 2012
Page 4

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Chris Giordano
        DLA Piper LLP